Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-650-251-5060	E-mail Address rcapelouto@stblaw.com

May 24, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed May 11, 2016

File No. 333-208524

EMC Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 11, 2016

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated May 19, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 5 to the registration statement (the “amended registration statement”), which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of the amended registration statement marked to show all changes to the submission made on May 11, 2016.

General

1.	Please expand your discussion of the NYSE’s proposed Equity Investment Tracking Stock listing standards. Please specifically address the following:

•	expand the summary discussion of the characteristics unique to the Class V Common Stock to reference briefly the proposed listing standards;

Securities and Exchange Commission

May 24, 2016

•	expand the question and answer on page 14, “Will the Class V Common Stock issued to EMC shareholders at the time of the completion of the merger be traded on an exchange?” to discuss briefly the proposed listing standards and the potential impact on the company’s ability to list and maintain the listing of the Class V Common Stock on the NYSE; and

•	provide more detailed disclosure of the proposed Equity Investment Tracking Stock listing standards on page 244 under “Listing of Shares of Class V Common Stock and Delisting and Deregistration of EMC Common Stock.”

Your discussion in the Questions and Answers section should cross-reference those sections of your document where the proposed listing standards are discussed in greater detail.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 3, 14 and 247 of the amended registration statement. The Company has also made additional conforming changes in other sections of the amended registration statement where similar disclosure is repeated.

Denali Unaudited Pro Forma Condensed Combined Financial Statements, page 282

2.	You state that Denali does not expect to incur material tax or other costs as a result of repatriation of cash currently held in foreign jurisdictions that is likely to be required to close the merger transaction. Please tell us the basis for such assertions and explain how you are assessing materiality. Also, please clarify whether such assertions include any tax that may be incurred by EMC.

Response: The Company’s basis for asserting that it does not expect a material tax liability to result from the repatriation of cash from foreign jurisdictions is based upon its conclusions that no material withholding taxes or income taxes would be incurred in either the jurisdictions in which such cash is held, or in the United States, as a consequence of such repatriation. Such conclusions are based upon an analysis of applicable law in the relevant jurisdictions as well as an analysis of the tax attributes and tax profiles of Denali and EMC on a combined basis. The potential impact was evaluated in relation to the pro forma results of the combined company.

In response to the last sentence of the staff’s comment, the Company has revised the disclosure on page 286 of the amended registration statement.

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 – Estimate of Consideration Transferred and Assets to be Acquired and Liabilities to be Assumed, page 291

3.	We note your revised disclosure in footnote (3). Please tell us whether the post-acquisition stock compensation expense is related to the acceleration of vesting for the outstanding EMC restricted stock units. If so, please tell us how you concluded that this expense would “decrease” the amount of goodwill. Alternatively, please disclose the expected compensation expense that will be recorded upon acceleration of the vesting of currently outstanding EMC restricted stock units. Please also include the amount of additional stock compensation expense that will be recorded in connection with this merger in the forepart of the filing such as in your answer to the question, “What will happen to outstanding EMC equity awards in the merger?” on page 12.

Securities and Exchange Commission

May 24, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 13 and 295 of the amended registration statement.

Notes to Audited Consolidated Financial Statements

Note 20 – Subsequent Events, page F-66

4.	We note that on May 10, 2016 you commenced a private offering of multiple series of First Lien Notes. Please disclose this matter as a subsequent event in the footnotes to your financial statements in accordance with ASC 855-10-50-2.

Response: In response to the staff’s comment, the Company has revised the disclosure on page F-67 of the amended registration statement.

Part II Information Not Required In Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

5.	Please file as exhibits the debt commitment letter from the lenders discussed on page 221. See Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

Response: In response to the staff’s comment, the Company is filing the debt commitment letter with the amended registration statement as Exhibit 10.18.

If the staff has any questions or requires additional information concerning the amended registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg

Senior Vice President, General Counsel and Secretary

Dell Inc.

Janet B. Wright

Vice President — Corporate, Securities & Finance Counsel

Dell Inc.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission

May 24, 2016

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP